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                            June 23, 2022

       Eyal Rubin
       Senior Vice President and Chief Financial Officer
       Protalix BioTherapeutics, Inc.
       2 University Plaza, Suite 100
       Hackensack, NJ 07601

                                                        Re: Protalix
BioTherapeutics, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-33357

       Dear Mr. Rubin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       60

   1. You disclose on page 64 that you currently do not record and maintain research and development costs per
project. You also disclose on page 66 that the decrease in your research and
development expense was primarily due to the completion of the three phase
                                                        III clinical trials of
PRX-102. Please revise your future filings to provide a quantified breakdown of research
and development costs by nature of expense for each period
                                                        presented. As part of
your breakdown, separately identify the amount of cost
                                                        reimbursement netted
against such expenses. Please provide us with an example of your proposed disclosure in
your response.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Eyal Rubin
Protalix BioTherapeutics, Inc.
June 23, 2022
Page 2

absence of action by the staff.

      You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Kevin Vaughn,
Branch Chief, at (202) 551-3494 with any questions.



FirstName LastNameEyal Rubin                            Sincerely,
Comapany NameProtalix BioTherapeutics, Inc.
                                                        Division of Corporation
Finance
June 23, 2022 Page 2                                    Office of Life Sciences
FirstName LastName